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Exhibit 99.1

DragonWave Reports Third Quarter Fiscal Year 2017 Results

        OTTAWA, CANADA — January 11, 2017 — DragonWave Inc. (TSX:DWI; NASDAQ:DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced financial results for the third quarter of fiscal year 2017. All figures are in U.S. dollars and were prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        Revenue for the third quarter of fiscal year 2017 was $10.2 million, compared with $13.2 million in the second quarter of fiscal year 2017. Revenue from the Nokia channel decreased to 22% of total revenue, versus 24% in the second quarter of fiscal year 2017.

        Gross profit before inventory provisions was 28.3% in the third quarter of fiscal year 2017, compared to 31.9% in the second quarter of fiscal year 2017. There was a $0.2 million inventory provision taken in the third quarter of fiscal year 2017, while there was a $0.4 million inventory provision taken in the second quarter of fiscal year 2017.

        See "Non-GAAP Financial Measures" below for the most directly comparable measure to gross profit before inventory provisions when calculated in accordance with GAAP and presented in DragonWave's financial statements.

        Operating expenses increased by $0.1 million from $6.9 million in the second quarter of fiscal year 2017 to $7.0 million in the third quarter of the current fiscal year.

        Net loss attributable to shareholders in the third quarter of fiscal year 2017 was ($4.1) million or ($0.72) per basic and diluted share. This compares to a net loss attributable to shareholders of ($3.9) million or ($0.96) per basic and diluted share in the second quarter of fiscal year 2017.

        "Our third quarter revenue performance was disappointing, as operating challenges did not allow us to continue to make the progress that we have been achieving up to this point." said DragonWave President & CEO, Peter Allen. "With stronger backlog, we remain focused on eliminating these challenges in Q4, and restoring progress on our renewal and restructuring strategy to improve revenue and margin."

        Cash and cash equivalents totaled $4.5 million at the end of the third quarter of fiscal year 2017, compared to $7.5 million at the end of the second quarter of fiscal year 2017.

Webcast and Conference Call Details:

        The DragonWave management team will discuss the results on a webcast and conference call beginning at 8:30 a.m. Eastern Time on January 12, 2017.

        The live webcast and presentation slides will be available at the Investor Relations section of the DragonWave website at: http://investor.dragonwaveinc.com/events.cfm

        An archive of the webcast will be available at the same link.

        Conference call dial-in numbers:

    Toll-free North America Dial-in: (877) 312-9202

    International Dial-in: (408) 774-4000

About DragonWave

        DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave's carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave's products is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave's corporate headquarters are located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

        DragonWave® is a registered trademark of DragonWave Inc.

Non-GAAP Financial Measures

        This press release contains certain information that is not consistent with financial measures prescribed under GAAP. We break out "Gross profit before inventory provisions" as this measure allows management to evaluate our operational performance and compare to prior periods more effectively. "Gross profit before inventory provisions" does not have any standardized meaning prescribed by GAAP, it is therefore unlikely to be comparable to similar measures presented by other issuers and is not designed to replace other measures of financial performance or the statement of operations as an indicator of performance. This measure should not be considered in isolation or as a substitute for other measures of performance calculated according to GAAP. We believe that it is useful to compare gross profit results without the impact of inventory provisions, since our inventory provisions generally relate to technical obsolescence and excess due to market changes. We believe this non-GAAP measure also provides investors with a better ability to understand our operational performance. We calculate "Gross profit before inventory provisions" consistently over each fiscal period.

        The most directly comparable GAAP measure presented in our consolidated financial statements for the three and nine months ended November 30, 2016 to "Gross profit before inventory provisions" is "Gross profit".

Forward-Looking Statements

        Certain statements in this release constitute forward-looking statements or forward-looking information as defined by applicable securities laws. Forward-looking statements include statements as to DragonWave's forward opportunities and the potential benefits of, and demand for: DragonWave's products; DragonWave's strategy and ability to execute on that strategy; and the outcome of DragonWave's restructuring efforts. These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave's products compared to competitive offerings in the industry, and our ongoing efforts to manage our cash flows.

        Forward-looking statements are provided to help external stakeholders understand DragonWave's expectations as of the date of this release and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on such statements. DragonWave's actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements, as a result of the risks identified above as well as other risks identified in our publicly filed documents. Material risks and uncertainties relating to our business are described under the heading "Risks and Uncertainties" in the MD&A dated January 11, 2017 and in the Company's Annual Information Form and other public documents filed by DragonWave with Canadian and United States securities regulatory authorities, which are available at www.sedar.com and www.sec.gov, respectively. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Investor Contact: Patrick Houston CFO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2278	Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408-778-2024

CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts
(Unaudited)

	As at November 30, 2016	As at February 29, 2016
Assets
Current Assets
Cash and cash equivalents	4,486	4,277
Trade receivables	13,442	18,986
Inventory	22,086	22,702
Other current assets	2,017	2,777

	42,031	48,742
Long Term Assets
Property and equipment	2,873	3,702
Intangible assets	407	623

	3,280	4,325
Total Assets	45,311	53,067

Liabilities
Current Liabilities
Debt facility	17,030	22,152
Accounts payable and accrued liabilities	23,202	23,832
Deferred revenue	617	1,944
Deferred tax liability	281	294
Warrant liability	435	117

	41,565	48,339
Long Term Liabilities
Deferred revenue	514	498
Warrant liability	3,061	3

	3,575	501
Commitments and contingencies
Shareholders' Equity (Deficiency)
Capital stock	228,435	221,128
Contributed surplus	9,772	9,235
Deficit	(230,382)	(218,225)
Accumulated other comprehensive loss	(9,618)	(9,618)

Total Shareholders' Equity (Deficiency)	(1,793)	2,520
Non-controlling interest	1,964	1,707

Total Equity	171	4,227
Total Liabilities and Equity	45,311	53,067

Shares issued and outstanding	6,104,008	3,020,069

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts
(Unaudited)

	Three months ended		Nine months ended
	November 30, 2016	November 30, 2015	November 30, 2016	November 30, 2015
REVENUE
Hardware and other	7,743	15,713	25,895	61,890
Services	2,446	5,284	10,069	12,364

	10,189	20,997	35,964	74,254

COST OF SALES
Hardware and other	6,319	12,989	20,123	51,197
Services	987	2,864	4,844	7,354
Inventory provision	221	210	586	1,235

	7,527	16,063	25,553	59,786

Gross profit	2,662	4,934	10,411	14,468

EXPENSES
Research and development	1,891	2,873	6,027	10,981
Selling and marketing	1,931	2,418	5,726	8,714
General and administrative	3,200	3,398	9,451	10,487

	7,022	8,689	21,204	30,182

Loss before other items	(4,360)	(3,755)	(10,793)	(15,714)
Goodwill impairment	—	—	—	(11,927)
Restructuring costs	—	(1,419)	—	(1,419)
Amortization of intangible assets	(98)	(149)	(282)	(481)
Accretion expense	(33)	(36)	(101)	(168)
Interest expense	(346)	(499)	(1,082)	(1,590)
Warrant issuance expenses	—	—	(561)	—
Fair value adjustment — warrant liability	798	293	1,644	1,188
Foreign exchange gain (loss)	141	270	(79)	(24)

Loss before income taxes	(3,898)	(5,295)	(11,254)	(30,135)
Income tax expense	264	459	646	2,146

Net loss and comprehensive loss	(4,162)	(5,754)	(11,900)	(32,281)
Net loss (income) attributable to non-controlling interest	43	(493)	(257)	(892)

Net loss and comprehensive loss attributable to shareholders	(4,119)	(6,247)	(12,157)	(33,173)
Net loss and comprehensive loss per share
Basic and diluted	(0.72)	(2.07)	(2.77)	(11.01)
Weighted average shares outstanding
Basic and diluted	5,732,584	3,018,034	4,383,406	3,013,641

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  Exhibit 99.1
DragonWave Reports Third Quarter Fiscal Year 2017 Results
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts (Unaudited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts (Unaudited)